GEROVA to List on the New York Stock Exchange

Hamilton, Bermuda, September 7, 2010 – GEROVA Financial Group, Ltd. (“GEROVA” or the “Company”) (NYSE Amex: GFC), a specialty reinsurance holding company, announced today that it has received authorization to list its ordinary shares, warrants, and units on the New York Stock Exchange (“NYSE”).  GEROVA expects to begin trading on the NYSE on Wednesday, September 8, 2010, under its current symbols “GFC”, “GFC.WS” and “GFC.U”, respectively.

“Listing on the New York Stock Exchange is a significant milestone for GEROVA and reflects the continued successful development of our innovative business model.  We believe the NYSE listing will significantly increase GEROVA’s visibility in the global financial markets,” said Joseph J. Bianco, CEO of GEROVA. “In addition, this listing will benefit our stockholders through improved trading efficiencies, as the New York Stock Exchange is the world's largest and most liquid equities market. We are excited about the opportunity to elevate our Company's standing within the business and investment communities and look forward to joining other leading companies who are listed on this premier exchange. We thank NYSE Amex for its service and support.”

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is an international reinsurance holding company, with operating insurance subsidiaries in Bermuda and Barbados. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. GEROVA is a long-term investor in secondary market transactions for private equity investment portfolios, including bulk transactions where existing unlisted investment portfolios are acquired for publicly traded stock. Through reinsurance treaties with well-known counterparties, GEROVA also acquires highly liquid fixed income investment portfolios by providing reinsurance capacity to primary insurers that may have regulatory writing capacity pressure or other motivations to improve their balance sheet.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company’s business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company’s assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s businesses; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; (iv) the potential liquidity and trading of the Company’s public securities; (v) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Investor Contact: Peter Poulos Senior Vice President Hill & Knowlton New York p: +1 (212) 885 0588 peter.poulos@hillandknowlton.com	Media Contact: Elizabeth Cheek Account Supervisor Hill & Knowlton New York p: +1 (212) 885 0682 elizabeth.cheek@hillandknowlton.com